NO ACT

PE
1-5-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004309

Received SEC
MAR 0 3 2009
Washington, DC 20549

March 3, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-3-09

Andrea A. Robinson
Assistant Secretary and Associate General Counsel
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799

Re: Amgen Inc.
Incoming letter dated January 5, 2009

Dear Ms. Robinson:

This is in response to your letter dated January 5, 2009 concerning the shareholder proposal submitted to Amgen by William Steiner. We also have received a letter on the proponent's behalf dated February 16, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 3, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Amgen Inc.
Incoming letter dated January 5, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Amgen's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Amgen may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Amgen may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Amgen may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Amgen may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Amgen may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Amgen may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Amgen Inc. (AMGN)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the January 5, 2009 no action request.

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as this proposal:

Allegheny Energy, Inc. (January 15, 2009)
Bank of America Corporation (February 3, 2009)
Baker Hughes Inc. (January 16, 2009)
Burlington Northern Santa Fe Corporation (January 12, 2009)
Home Depot (January 21, 2009)
Honeywell International Inc. (January 15, 2009)
Morgan Stanley (February 4, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Wyeth (January 28, 2009)

It is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Andrea Robinson <robinson@amgen.com>

AMGEN

Amgen
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
www.Amgen.com

January 5, 2009

VIA E-MAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Amgen Inc. – Omission of Stockholder Proposal by William Steiner Pursuant to Rule 14a-8**

Ladies and Gentlemen:

This letter and the accompanying materials are being submitted on behalf of Amgen Inc., a Delaware corporation (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a stockholder proposal and supporting statement (the "Proposal") from the Company's proxy materials for its 2009 Annual Meeting of Stockholders (the "2009 Proxy Materials"). Mr. William Steiner, naming Mr. John Chevedden as his designated representative (together, the "Proponent"), submitted the Proposal on November 11, 2008.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") not fewer than 80 days before the Company intends to file its definitive proxy statement for the 2009 Annual Meeting of Stockholders. A copy of this letter, together with enclosures, is being mailed to the Proponent. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Company respectfully requests the Staff to confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2009 Proxy Materials. It is the Company's position that the Proposal may be properly omitted from the 2009 Proxy Materials for the reasons set forth in detail below.

I. THE PROPOSAL

The Proposal is captioned "3 – Special Shareowner Meetings" and states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

II. BASES FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

III. ANALYSIS

A. Implementation of the Proposal would cause the Company to violate state law (Rule 14a-8(i)(2)).

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Company is organized under the laws of the state of Delaware and, as such, is subject to the Delaware General Corporation Law (the "DGCL"). The Proposal, if implemented, would cause the Company to violate the DGCL. We have attached as Exhibit B hereto the opinion (the "Delaware Opinion") of the law firm of Richards, Layton & Finger, P.A., the Company's counsel licensed to practice in Delaware, in which it concluded that implementation of the Proposal by the Company would violate Delaware law.

Specifically, the Proposal would cause the Company to violate Delaware law by impermissibly restricting the power of the board of directors to call a special meeting. The first sentence of the Proposal requests that the board of directors of the Company "take the steps necessary" to amend the Company's bylaws and each appropriate governing document to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" or board of directors. The Proposal requires as an exclusion condition that a stockholder hold 10% or more of the Company's outstanding common stock. By its terms, the Proposal would apply that same exclusion condition to the board of directors and would have the effect of prohibiting directors from calling special meetings of stockholders unless the directors held at least 10% of the Company's outstanding common stock. This provision, if implemented, restricts the board's power to call special meetings in a manner that, as discussed more fully in the Delaware Opinion and as summarized below, would violate the DGCL.

The Proposal may not be validly implemented through the Company's certificate of incorporation because the Proposal seeks to modify or eliminate a "core" power of the board of directors. As further discussed in the Delaware Opinion, the board's statutory power to call special meetings under Section 211(d) of the DGCL is a "core" power reserved to the board. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions regarding the management of a corporation's business, the conduct of its affairs or the powers of the corporation, the directors or the stockholders that are contrary to the laws of the State of Delaware. Therefore, the Company's certificate of incorporation and/or bylaws may not limit the power of the board of directors to call special meetings in the manner set forth in the Proposal.

The Company's bylaws may not be amended as contemplated by the Proposal without causing the Company to be in violation of Delaware law. Section 211(d) of the DGCL provides that "special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Restrictions on the board's power to call special meetings (other than through an ordinary process-oriented bylaw, as described in the Delaware Opinion) cannot be implemented through the Company's bylaws. Section 141(a) of the DGCL provides that any deviation from the general mandate that the board of directors manage the business and affairs of the corporation must be provided in the DGCL or a company's certificate of incorporation. In this case, neither the Company's certificate of incorporation nor Section 211(d) of the DGCL provides for any limitations on the board's power to call special meetings. The Delaware Opinion also discusses the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the DGCL between the role of stockholders and the role of the board of directors. Because the bylaw contemplated by the Proposal would have the effect of disabling the board of directors from exercising its statutorily-granted power to call special meetings, such bylaw would be invalid under the DGCL.

Because the Proposal cannot be implemented in the Company's certificate of incorporation or bylaws without violating the DGCL, there is no means to implement it and the inclusion of a "savings clause" by the Proponent is ineffective. The reference in the Proposal to "the fullest extent permitted by state law" does not provide any means to avoid the conclusion that implementation of the Proposal would cause the Company to violate state law. As the Delaware Opinion notes,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions"

(i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

The Staff has previously permitted exclusion of stockholder proposals under Rule 14a-8(i)(2) requesting the adoption of a bylaw or charter provision that, if implemented, would violate state law. *See, e.g., Monsanto Company* (November 7, 2008) (stockholder-proposed bylaw amendment establishing oath of allegiance to United States Constitution would be an "unreasonable" constraint on the director selection process and would thus violate Delaware law); *Raytheon Company* (March 28, 2008) (a company's adoption of cumulative voting must be included in its charter and approved by stockholders, and a proposal that the board unilaterally adopt cumulative voting without stockholder vote thus would violate Delaware law); *Boeing Co.* (February 19, 2008) (proposal seeking unilateral board action eliminating restrictions on stockholder actions by written consent violates Delaware law); and *General Motors Corporation* (April 19, 2007) (proposed bylaw amendment requiring each company director to oversee, evaluate and advise certain functional company groups violates Section 141(a) of the DGCL, which provides that all directors have the same oversight duties unless otherwise provided in the company's certificate of incorporation).

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) on grounds that it would violate the DGCL.

B. The Company lacks the power or authority to implement the Proposal (Rule 14a-8(i)(6)).

Rule 14a-8(i)(6) provides that a company may omit a stockholder proposal if the company would lack the power or authority to implement the proposal. The Company lacks the power and authority to implement the Proposal because, as discussed in Section A above, the Proposal asks the Company to take actions that would violate Delaware law. Neither the bylaws nor the certificate of incorporation of the Company may permissibly be amended to restrict the power of the board of directors to call a special meeting of stockholders. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2), the Company lacks the power and authority to implement the Proposal.

The Staff has, on several occasions, granted relief under Rule 14a-8(i)(6) where the company lacks the power to implement a proposal because the proposal seeks action contrary to state law. *See, e.g., Raytheon Company* (March 28, 2008) (proposal regarding stockholder action by written consent violates state law and thus company thus lacks the power to implement); *Northrop Grumman Corporation* (March 10, 2008) (amendment of company's governing documents to eliminate restrictions on stockholders' right to call a special meeting violates state law and the company thus lacks the power to implement); and *Boeing Co.* (February 19, 2008) (proposal seeking unilateral board action eliminating restrictions on stockholder actions by written consent violates Delaware law and the company thus lacks the power to implement).

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(6) on the grounds that the Company lacks the power and/or authority to implement it.

C. The Proposal is impermissibly vague and indefinite so as to be inherently misleading (Rule 14a-8(i)(3)).

Rule 14a-8(i)(3) permits exclusion of a stockholder proposal and supporting statement if either is contrary to the Commission's proxy rules. Rule 14a-9 prohibits the making of false or misleading statements in proxy materials. The Staff has noted that a proposal may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the stockholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

It is not clear what actions or measures the Proposal requires because of the conflicting nature of the two sentences of the Proposal. The bylaw or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal and, accordingly, neither the Company nor its stockholders may determine with reasonable certainty what is required. The first sentence of the Proposal on its face includes an "exclusion condition"—excluding holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of stockholders. The second sentence of the Proposal requires that there not be any "exception or exclusion conditions" applying only to stockholders and not also to the Company's management and/or board of directors. However, as discussed above, the "exclusion condition" cannot be permissibly applied to the board's power to call a special meeting under the DGCL. The parenthetical in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which the Company is subject does not remedy the conflict between the two sentences because the 10% stock ownership condition called for in the first sentence is not required by Delaware state law. The supporting statement is also unhelpful in resolving this issue. Indeed, as an indication of the confusing nature of the Proposal, companies that have received the Proposal this proxy season have expressed a wide range of conflicting interpretations of what the Proposal would require. *See, e.g., Burlington Northern*

Santa Fe Corp. (filed Dec. 5, 2008; *Home Depot, Inc.* (filed Dec. 12, 2008); *Verizon Communications Inc.* (filed Dec. 15, 2008); *Halliburton Co.* (filed Dec. 22, 2008); and *Raytheon Co.* (filed Dec. 23, 2008).

When such an internal inconsistency exists within a proposal, the Staff has concurred that the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). In *Verizon Communications Inc.* (Feb. 21, 2008), the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. The two requirements were inconsistent with each other and the Staff permitted the exclusion of the proposal as vague and indefinite. Similarly, in *Boeing Co.* (Feb. 18, 1998), the Staff permitted the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process provided for stockholders to elect directors to multiple-year terms. In the instant case, there is confusion inherent in the conflict caused by the Proposal's specific requirement that only stockholders holding 10% or more of the Company's stock have the ability to call a special meeting and the general requirement that there be no "exception or exclusion conditions" applying only to stockholders and not also to the Company's management and/or board of directors.

The Proponent, quite possibly in an attempt to draft a proposal that could be submitted to multiple companies without being tailored to the specific circumstances of each specific company, included vague language that is confusing, can be interpreted in several different ways and leaves unclear what the Proposal requires. Where actions taken by a company to implement a proposal could differ significantly from the actions envisioned by stockholders voting on the proposal, the proposal is false and misleading and may be excluded under Rule 14a-8(i)(3). *See, e.g., Safeway Inc.* (February 14, 2007) (allowing exclusion of proposal seeking a stockholder advisory vote on executive compensation as described in the board's compensation committee report, where vote would not have the desired effect of influencing pay practices); *Sara Lee Corp.* (September 11, 2006) (same). Because the Proposal is vague and indefinite, any action taken by the Company upon implementation could be significantly different from the actions envisioned by the stockholders voting on the Proposal. The Company believes that that the Proposal is, thus, impermissibly misleading and may be excluded under Rule 14a-8(i)(3).

* * * *

For the foregoing reasons, the Company respectfully requests that the Staff agree that the Company may omit the Proposal from its proxy materials for its 2009 Annual Meeting of Stockholders. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. We will be happy to provide you with any further information you may require for the purposes of your review.

Very truly yours,

Andrea A. Robinson
Assistant Secretary and Associate General Counsel

Enclosures

cc: Mr. William Steiner
Mr. John Chevedden

EXHIBIT A

Robinson, Andrea - LAW

From:	olmsted FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, November 11, 2008 9:22 PM
To:	Robinson, Andrea - LAW
Cc:	Schlossberg, Mark - LAW
Subject:	Rule 14a-8 Proposal (AMGN) SPM
Attachments:	CCE00015.pdf

CCE00015.pdf (292 KB)

Dear Ms. Robinson,
Please see the attachment.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kevin W. Sharer
Chairman of the Board
Amgen Inc. (AMGN)
One Amgen Center Drive
Thousand Oaks, CA 91320

Rule 14a-8 Proposal

Dear Mr. Sharer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner 10/1/08

William Steiner Date

cc: David J. Scott
Corporate Secretary
T: 805 447-1000
F: 805 447-1010 (Law Department)
Mark Schlossberg <mschloss@amgen.com>
Associate General Counsel
F: 805-499-6751
Andrea Robinson <robinson@amgen.com>
Associate General Counsel

[AMGN: Rule 14a-8 Proposal, November 11, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Merck (MRK)	57%	William Steiner (Sponsor)
Occidental Petroleum (OXY)	66%	Emil Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The level of support for this topic is similar to the support for eliminating our supermajority shareholder voting provisions which received 79% of our yes and no vote at our 2008 annual meeting as a shareholder proposal. This 79% vote also represented 56% of our total shares outstanding.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "High Concern" in Executive Pay – $19 million for Kevin Sharer and only 39% of CEO pay was incentive based.
- Our following directors were designated "Accelerated Vesting" directors by The Corporate Library due to involvement with accelerating stock option vesting in order to avoid recognizing the related expense:
  Kevin Sharer
  Frederick Gluck
  Leonard Schaeffer
- Our following directors served on 7 boards rated "D" or "F" by The Corporate Library:

Kevin Sharer	Northrop Grumman (NOC)	
Kevin Sharer	Chevron (CVX)	
Frank Biondi	Hasbro (HAS)	
Frank Biondi	Cablevision (CVC)	F-rated
Leonard Schaeffer	Allergan (AGN)	
Vance Coffman	3M (MMM)	

Vance Coffman Deere (DE)

- Vance Coffman was designated a "Problem Director" by The Corporate Library due to his audit committee chairmanship at Bristol-Myers Squibb (BMY) when Bristol-Myers settled a SEC suit alleging substantial accounting fraud.
- Furthermore Vance Coffman was on our audit committee.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
  - An Independent Chairman.
  - A Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Robinson, Andrea - LAW

From:	Robinson, Andrea - LAW
Sent:	Friday, November 14, 2008 4:40 PM
To:	olmsted
Cc:	Ghio, Gabrielle - LAW; Robinson, Andrea - LAW
Subject:	EMAIL TO MR. CHEVEDDEN (WITH COPY TO WILLIAM STEINER?) REGARDING PROOF OF OWNERSHIP
Attachments:	Rule 14a-8.pdf

Dear Mr. Chevedden,

I hope this finds you well. As I have indicated previously, we are in receipt of the Rule 14a-8 proposal submitted by Mr. William Steiner. This letter is to inform you that we are unable to verify Mr. Steiner's eligibility to submit a proposal for inclusion in the 2009 annual meeting proxy statement.

As you may know, in order to submit a proposal, Rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that the stockholder has continuously held the shares for at least one year before the proposal was submitted, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the Securities Exchange Commission reflecting ownership of the shares as of or before the one-year eligibility period.

We have not received verification that Mr. Steiner owns the requisite number of Amgen securities, in accordance with Rule 14a-8. In order to cure this deficiency and comply with rule 14a-8(b), we must receive proper written evidence demonstrating that Mr. Steiner meets the continuous share ownership requirement of rule 14-8(b) as described above. Enclosed for your convenience, please find a copy of Rule 14a-8.

If you do not submit this verification within 14 calendar days after your receipt of this notification, your proposal will not be included in Amgen's 2009 annual meeting proxy statement. Pursuant to Rule 14a-8(f)(1), your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice. Even if the deficiency described above is cured, the company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8.

If you have any further inquiries or responses concerning this matter, please direct your correspondence to me. I can be reached at the Company's principal offices at One Amgen Center Drive, MS 28-5-C, Thousand Oaks, California 91320-1799, by phone at (805) 447-4734 or via email at robinson@amgen.com.

Very truly yours,

Andrea A. Robinson
Assistant Secretary and Associate General Counsel

cc: Mr. William Steiner (via U.S. Certified Mail, Return Receipt Requested)

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other

shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the

deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a–6.

Robinson, Andrea - LAW

From: olmsted FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 19, 2008 9:12 PM
To: Robinson, Andrea - LAW
Subject: Rule 14a-8 Broker Letter (AMGN) SPM

Attachments: CCE00004.pdf

CCE00004.pdf (60 KB)

Dear Ms. Robinson,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 19 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 ***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 100 shares of Amgen Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 6/2/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-19-08 # of pages ▶
To Andrea Robinson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 805-447-1010	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Robinson, Andrea - LAW

From:	Robinson, Andrea - LAW
Sent:	Friday, November 21, 2008 5:46 PM
To:	olmsted
Cc:	Ghio, Gabrielle - LAW; Robinson, Andrea - LAW
Subject:	RE: Rule 14a-8 Broker Letter (AMGN) SPM

Dear Mr. Chevedden,

Thank you for the broker letter. We have no further rule 14a-8 requirements at this time.

Sincerely,

Andrea Robinson

-----Original Message-----
From: olmsted [mailto: FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 19, 2008 9:12 PM
To: Robinson, Andrea - LAW
Subject: Rule 14a-8 Broker Letter (AMGN) SPM

Dear Ms. Robinson,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

EXHIBIT B

RICHARDS LAYTON & FINGER

January 5, 2009

Amgen Inc,
One Amgen Center Drive
Thousand Oaks, CA 91320

Re: Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to Amgen Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on January 9, 2006, the Certificate of Amendment to the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on May 24, 2007, and the Certificate of Correction of Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on May 24, 2007 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and/or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to give to other parties as well the right to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote" after the corporation had received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it

transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[1] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In

---

[1] For a discussion of process-oriented limitations, see infra, n. 5 and surrounding text.

the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[2] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal would impermissibly infringe upon the Board's fiduciary duty to manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

---

[2] See infra, n. 5 and surrounding text.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw)[3] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[4] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension

[3] See infra, n. 5 and surrounding text.

[4] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[5]

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

---

[5] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[6] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[7] thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

---

[6] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

[7] See supra, n. 5 and surrounding text.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/JMZ